


06015914

August 8, 2006

United States Securities and Exchange Commission
The Office of International Corporate Finance
100 F Street, N.E.
Mail Stop: Room 3628
Washington, DC 20549

RE: Micro Focus International plc, File No. 82-34962
Rule 12g3-2(b) Home Country Disclosure

Dear Sir/Madam:

Attached, please find the Home Country Disclosures required under the Rule 12g3-2(b) for Micro Focus International plc, File No. 82-34962. Included in this package are:

1. Regulatory Announcement dated July 11, 2006 – "Block Listing Six Monthly Return".
2. Regulatory Announcement dated July 18, 2006 – "Notice of Transactions of Directors/Persons Discharging Managerial Responsibility".
3. Regulatory Announcement dated July 18, 2006 – "Notice of Transactions of Directors/Persons Discharging Managerial Responsibility".
4. Regulatory Announcement dated July 18, 2006 – "Notice of Transactions of Directors/Persons Discharging Managerial Responsibility".
5. Regulatory Announcement dated July 18, 2006 – "Notice of Transactions of Directors/Persons Discharging Managerial Responsibility".
6. Regulatory Announcement dated July 18, 2006 – "Notice of Transactions of Directors/Persons Discharging Managerial Responsibility".
7. Regulatory Announcement dated July 18, 2006 – "Notice of Transactions of Directors/Persons Discharging Managerial Responsibility".
8. Regulatory Announcement dated July 18, 2006 – "Notice of Transactions of Directors/Persons Discharging Managerial Responsibility".
9. Regulatory Announcement dated July 18, 2006 – "Notice of Transactions of Directors/Persons Discharging Managerial Responsibility".
10. Regulatory Announcement dated July 18, 2006 – "Notice of Transactions of Directors/Persons Discharging Managerial Responsibility".
11. Regulatory Announcement dated July 18, 2006 – "Notice of Transactions of Directors/Persons Discharging Managerial Responsibility".
12. Regulatory Announcement dated July 18, 2006 – "Notice of Transactions of Directors/Persons Discharging Managerial Responsibility".
13. Regulatory Announcement dated July 20, 2006 – "EGM Circular & Meeting Notice".

9420 Key West Avenue • Rockville, MD 20850 • Tel (800) 632-6265 • Fax (301) 838-5314 • www.microfocus.com



14. Regulatory Announcement dated July 24, 2006 - "Micro Focus appoints Mike Shinya as Chief Operating Officer".
15. Press Release dated July 24, 2006 – "Micro Focus Appoints Mike Shinya as Chief Operating Officer".
16. Regulatory Announcement dated July 24, 2006 – "Notice of Transactions of Directors/Persons Discharging Managerial Responsibility".
17. Regulatory Announcement dated July 26, 2006 – "Result of EGM".
18. Regulatory Announcement dated July 26, 2006 – "Notice of Transactions of Directors/Persons Discharging Managerial Responsibility".
19. Regulatory Announcement dated July 26, 2006 – "Notice of Transactions of Directors/Persons Discharging Managerial Responsibility".
20. Regulatory Announcement dated July 27, 2006 – "Notice of Transactions of Directors/Persons Discharging Managerial Responsibility".
21. Regulatory Announcement dated July 28, 2006 – "Section 198 Notice – Holding(s) in Company".
22. Regulatory Announcement dated July 31, 2006 – "Section 198 Notice – Holding(s) in Company".
23. Regulatory Announcement dated August 1, 2006 – "Section 198 Notice – Holding(s) in Company".
24. Regulatory Announcement dated August 2, 2006 – "Section 198 Notice – Holding(s) in Company".
25. Regulatory Announcement dated August 2, 2006 – "Section 198 Notice – Holding(s) in Company".
26. Press Release dated August 3, 2006 – "Micro Focus and OCS Sport Tee Off on the Pro Golf Tour".
27. Regulatory Announcement dated August 4, 2006 – "Section 198 Notice – Holding(s) in Company".
28. Regulatory Announcement dated August 7, 2006 – "Section 198 Notice – Holding(s) in Company".
29. Press Release dated August 7, 2006 – "Micro Focus Names Jim Riley SVP for North American Operations".

If there are any questions regarding this packaged or the materials submitted, please do not hesitate to contact me at 301-838-5180.

Sincerely,

Robert E. Jones, III
Senior Counsel
Micro Focus
301-838-5180 (phone)
301-838-5034 (fax)
rob.jones@microfocus.com

Regulatory Announcement

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Company	Micro Focus International plc
TIDM	MCRO
Headline	Blocklisting Interim Review
Released	16:37 11-Jul-06
Number	0422G

BLOCK LISTING SIX MONTHLY RETURN

Date: 11 July 2006

Name of *applicant*:	Micro Focus International plc
Name of scheme:	Micro Focus International plc Group Employee Share Plans
Period of return:	From: 11 January 2006 To: 11 July 2006
Balance under scheme from previous return:	3,361,175 ordinary shares of 10 pence each
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:	N/A
Number of *securities* issued/allotted under scheme during period:	323,992 Ordinary Shares of 10pence
Balance under scheme not yet issued/allotted at end of period	3,037,183 Ordinary Shares
Number and *class* of *securities* originally listed and the date of admission	4,000,000 ordinary shares of 10 pence each, 11 July 2005
Total number of *securities* in issue at the end of the period	199,493,043 Ordinary Shares
Name of contact:	Jane Smithard
Address of contact:	The Lawn 22- 30 Old Bath Road Newbury Berkshire RG14 1QN
Telephone number of contact:	01635 565492

File No. 82-34962

SIGNED BY JANE SMITHARD
Company Secretary, for and on behalf of
MICRO FOCUS INTERNATIONAL PLC

END

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Company	Micro Focus International plc
TIDM	MCRO
Headline	Director/PDMR Shareholding
Released	17:15 18-Jul-06
Number	3952G

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

1.	Name of the *issuer* MICRO FOCUS INTERNATIONAL PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) NOTIFICATION RELATES TO A DISCLOSURE MADE IN ACCORDANCE WITH DR 3.1.4R(1)(a)
3.	Name *of person discharging managerial responsibilities/director* MR ROBERT EBREY	4.	State whether notification relates to *a person* connected with *a person discharging managerial responsibilities/director* named in 3 and identify the *connected person* N/A
5.	Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest NOTIFICATION RELATES TO THE PERSON DISCHARGING MANAGERIAL RESPONSIBILITIES NAMED IN 3 ABOVE	6.	Description of *shares* (including *class),* debentures or derivatives or financial instruments relating to *shares* GRANT OF OPTION UNDER THE MICRO FOCUS INTERNATIONAL PLC INCENTIVE PLAN 2005
7.	Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them N/A	8	*State* the nature of the transaction N/A
9.	Number of *shares,* debentures or financial instruments relating to *shares* acquired N/A	10.	Percentage of issued *class* acquired *(treasury shares* of that *class* should not be taken into account when calculating percentage)

File No. 82-34962

			N/A
11.	Number of *shares*, debentures or financial instruments relating to *shares* disposed N/A	12.	Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage) N/A
13.	Price per *share* or value of transaction N/A	14.	Date and place of transaction N/A
15.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) N/A	16.	Date issuer informed of transaction N/A
17.	Date of grant 17 JULY 2006	18.	Period during which or date on which it can be exercised 17 JULY 2009 – 16 JULY 2016
19	Total amount paid (if any) for the grant of the option NIL	20.	Description of *shares* or debentures involved (*class* and number) 21,053 ORDINARY SHARES OF 10 PENCE EACH
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise GBP 1.04 PER ORDINARY SHARE	22.	Total number of *shares* or debentures over which options held following notification 21,053
23.	Any additional information	24.	Name of contact and telephone number for queries JANE SMITHARD, 01635 565492

END

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Regulatory Announcement


RECEIVED
2006 AUG 10 P 2:29
OFFICE OF INTERNATIONAL CORPORATE FINANCE

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Company	Micro Focus International plc
TIDM	MCRO
Headline	Director/PDMR Shareholding
Released	17:18 18-Jul-06
Number	3956G

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

1.	Name of the *issuer* MICRO FOCUS INTERNATIONAL PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) NOTIFICATION RELATES TO A DISCLOSURE MADE IN ACCORDANCE WITH DR 3.1.4R(1)(a)
3.	Name *of person discharging managerial responsibilities/director* MR FRANK VAN BAAR	4.	State whether notification relates to *a person* connected with *a person discharging managerial responsibilities/director* named in 3 and identify the *connected person* N/A
5.	Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest NOTIFICATION RELATES TO THE PERSON DISCHARGING MANAGERIAL RESPONSIBILITIES NAMED IN 3 ABOVE	6.	Description of *shares* (including *class),* debentures or derivatives or financial instruments relating to *shares* GRANT OF OPTION UNDER THE MICRO FOCUS INTERNATIONAL PLC INCENTIVE PLAN 2005
7.	Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them N/A	8	*State* the nature of the transaction N/A
9.	Number of *shares,* debentures or financial instruments relating to *shares* acquired N/A	10.	Percentage of issued *class* acquired *(treasury shares* of that *class* should not be taken into account when calculating percentage)

File No. 82-34962

			N/A
11.	Number of *shares,* debentures or financial instruments relating to *shares* disposed N/A	12.	Percentage of issued *class* disposed *(treasury shares* of that *class* should not be taken into account when calculating percentage) N/A
13.	Price per *share* or value of transaction N/A	14.	Date and place of transaction N/A
15.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) N/A	16.	Date issuer informed of transaction N/A
17.	Date of grant 17 JULY 2006	18.	Period during which or date on which it can be exercised 17 JULY 2009 – 16 JULY 2016
19	Total amount paid (if any) for the grant of the option NIL	20.	Description of *shares* or debentures involved (*class* and number) 50,000 ORDINARY SHARES OF 10 PENCE EACH
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise GBP 1.04 PER ORDINARY SHARE	22.	Total number of *shares* or debentures over which options held following notification 50,000
23.	Any additional information	24.	Name of contact and telephone number for queries JANE SMITHARD, 01635 565492

END

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Company	Micro Focus International plc
TIDM	MCRO
Headline	Director/PDMR Shareholding
Released	17:20 18-Jul-06
Number	3964G

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

1.	Name of the *issuer* MICRO FOCUS INTERNATIONAL PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) NOTIFICATION RELATES TO A DISCLOSURE MADE IN ACCORDANCE WITH DR 3.1.4R(1)(a)
3.	Name *of person discharging managerial responsibilities/director* MR GARY CROOK	4.	State whether notification relates to *a person* connected with *a person discharging managerial responsibilities/director* named in 3 and identify the *connected person* N/A
5.	Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest NOTIFICATION RELATES TO THE PERSON DISCHARGING MANAGERIAL RESPONSIBILITIES NAMED IN 3 ABOVE	6.	Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares* GRANT OF OPTION UNDER THE MICRO FOCUS INTERNATIONAL PLC INCENTIVE PLAN 2005
7.	Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them N/A	8	*State* the nature of the transaction N/A
9.	Number of *shares*, debentures or financial instruments relating to *shares* acquired N/A	10.	Percentage of issued *class* acquired *(treasury shares* of that *class* should not be taken into account when calculating percentage)

File No. 82-34962

			N/A
11.	Number of *shares*, debentures or financial instruments relating to *shares* disposed N/A	12.	Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage) N/A
13.	Price per *share* or value of transaction N/A	14.	Date and place of transaction N/A
15.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) N/A	16.	Date issuer informed of transaction N/A
17.	Date of grant 17 JULY 2006	18.	Period during which or date on which it can be exercised 17 JULY 2009 – 16 JULY 2016
19	Total amount paid (if any) for the grant of the option NIL	20.	Description of *shares* or debentures involved (*class* and number) 50,000 ORDINARY SHARES OF 10 PENCE EACH
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise GBP1.04 PER ORDINARY SHARE	22.	Total number of *shares* or debentures over which options held following notification 114,777
23.	Any additional information	24.	Name of contact and telephone number for queries JANE SMITHARD, 01635 565492

END

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Company	Micro Focus International plc
TIDM	MCRO
Headline	Director/PDMR Shareholding
Released	17:25 18-Jul-06
Number	3980G

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

1.	Name of the *issuer* MICRO FOCUS INTERNATIONAL PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) NOTIFICATION RELATES TO A DISCLOSURE MADE IN ACCORDANCE WITH DR 3.1.4R(1)(a)
3.	Name *of person discharging managerial responsibilities/director* Ms JANE SMITHARD	4.	State whether notification relates to *a person* connected with *a person discharging managerial responsibilities/director* named in 3 and identify the *connected person* N/A
5.	Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest NOTIFICATION RELATES TO THE PERSON DISCHARGING MANAGERIAL RESPONSIBILITIES NAMED IN 3 ABOVE	6.	Description of *shares* (including *class),* debentures or derivatives or financial instruments relating to *shares* GRANT OF OPTION UNDER THE MICRO FOCUS INTERNATIONAL PLC INCENTIVE PLAN 2005
7.	Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them N/A	8	*State* the nature of the transaction N/A
9.	Number of *shares,* debentures or financial instruments relating to *shares* acquired N/A	10.	Percentage of issued *class* acquired *(treasury shares* of that *class* should not be taken into account when calculating percentage)

File No. 82-34962

			N/A
11.	Number of *shares*, debentures or financial instruments relating to *shares* disposed N/A	12.	Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage) N/A
13.	Price per *share* or value of transaction N/A	14.	Date and place of transaction N/A
15.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) N/A	16.	Date issuer informed of transaction N/A
17.	Date of grant 17 JULY 2006	18.	Period during which or date on which it can be exercised 17 JULY 2009 – 16 JULY 2016
19	Total amount paid (if any) for the grant of the option NIL	20.	Description of *shares* or debentures involved (*class* and number) 50,000 ORDINARY SHARES OF 10 PENCE EACH
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise GBP 1.04 PER ORDINARY SHARE	22.	Total number of *shares* or debentures over which options held following notification 50,000
23.	Any additional information	24.	Name of contact and telephone number for queries JANE SMITHARD, 01635 565492

END

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Company	Micro Focus International plc
TIDM	MCRO
Headline	Director/PDMR Shareholding
Released	17:28 18-Jul-06
Number	3986G

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

1.	Name of the *issuer* MICRO FOCUS INTERNATIONAL PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) NOTIFICATION RELATES TO A DISCLOSURE MADE IN ACCORDANCE WITH DR 3.1.4R(1)(a) AND (b)
3.	Name *of director* MR STEPHEN KELLY	4.	State whether notification relates to *a person* connected with *a person discharging managerial responsibilities/director* named in 3 and identify the *connected person* N/A
5.	Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest NOTIFICATION RELATES TO THE DIRECTOR NAMED IN 3 ABOVE	6.	Description of *shares* (including *class),* debentures or derivatives or financial instruments relating to *shares* GRANT OF OPTION UNDER THE MICRO FOCUS INTERNATIONAL PLC INCENTIVE PLAN 2005
7.	Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them N/A	8	*State* the nature of the transaction N/A
9.	Number of *shares,* debentures or financial instruments relating to *shares* acquired N/A	10.	Percentage of issued *class* acquired *(treasury shares* of that *class* should not be taken into account when calculating percentage)

File No. 82-34962

			N/A
11.	Number of *shares*, debentures or financial instruments relating to *shares* disposed N/A	12.	Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage) N/A
13.	Price per *share* or value of transaction N/A	14.	Date and place of transaction N/A
15.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) N/A	16.	Date issuer informed of transaction N/A
17.	Date of grant 17 JULY 2006	18.	Period during which or date on which it can be exercised 17 JULY 2009 – 16 JULY 2016
19	Total amount paid (if any) for the grant of the option NIL	20.	Description of *shares* or debentures involved (*class* and number) 1,153,846 ORDINARY SHARES OF 10 PENCE EACH
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise GBP1.04 PER ORDINARY SHARE	22.	Total number of *shares* or debentures over which options held following notification 1,153,846 ORDINARY SHARES
23.	Any additional information NONE	24.	Name of contact and telephone number for queries JANE SMITHARD, 01635 565492

END

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RECEIVED
2006 AUG 10

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Company	Micro Focus International plc
TIDM	MCRO
Headline	Director/PDMR Shareholding
Released	17:32 18-Jul-06
Number	3988G

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

1.	Name of the *issuer* MICRO FOCUS INTERNATIONAL PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) NOTIFICATION RELATES TO A DISCLOSURE MADE IN ACCORDANCE WITH DR 3.1.4R(1)(a) AND (b)
3.	Name *of director* MR NICHOLAS BRAY	4.	State whether notification relates to *a person* connected with *a person discharging managerial responsibilities/director* named in 3 and identify the *connected person* N/A
5.	Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest NOTIFICATION RELATES TO THE DIRECTOR NAMED IN 3 ABOVE	6.	Description of *shares* (including *class),* debentures or derivatives or financial instruments relating to *shares* GRANT OF OPTION UNDER THE MICRO FOCUS INTERNATIONAL PLC INCENTIVE PLAN 2005
7.	Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them N/A	8	*State* the nature of the transaction N/A
9.	Number of *shares,* debentures or financial instruments relating to *shares* acquired N/A	10.	Percentage of issued *class* acquired *(treasury shares* of that *class* should not be taken into account when calculating percentage)

File No. 82-34962

			N/A
11.	Number of *shares*, debentures or financial instruments relating to *shares* disposed N/A	12.	Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage) N/A
13.	Price per *share* or value of transaction N/A	14.	Date and place of transaction N/A
15.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) N/A	16.	Date issuer informed of transaction N/A
17.	Date of grant 17 JULY 2006	18.	Period during which or date on which it can be exercised 17 JULY 2009 – 16 JULY 2016
19	Total amount paid (if any) for the grant of the option NIL	20.	Description of *shares* or debentures involved (*class* and number) 100,000 ORDINARY SHARES OF 10 PENCE EACH
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise GBP1.04 PER ORDINARY SHARE	22.	Total number of *shares* or debentures over which options held following notification 512,955 ORDINARY SHARES
23.	Any additional information NONE	24.	Name of contact and telephone number for queries JANE SMITHARD, 01635 565492

END

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Company	Micro Focus International plc
TIDM	MCRO
Headline	Director/PDMR Shareholding
Released	17:33 18-Jul-06
Number	3990G

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

1.	Name of the *issuer* MICRO FOCUS INTERNATIONAL PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) NOTIFICATION RELATES TO A DISCLOSURE MADE IN ACCORDANCE WITH DR 3.1.4R(1)(a)
3.	Name *of person discharging managerial responsibilities/director* MRS JENNY ONSLOW	4.	State whether notification relates to *a person* connected with *a person discharging managerial responsibilities/director* named in 3 and identify the *connected person* N/A
5.	Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest NOTIFICATION RELATES TO THE PERSON DISCHARGING MANAGERIAL RESPONSIBILITIES NAMED IN 3 ABOVE	6.	Description of *shares* (including *class),* debentures or derivatives or financial instruments relating to *shares* GRANT OF OPTION UNDER THE MICRO FOCUS INTERNATIONAL PLC INCENTIVE PLAN 2005
7.	Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them N/A	8	*State* the nature of the transaction N/A
9.	Number of *shares,* debentures or financial instruments relating to *shares* acquired N/A	10.	Percentage of issued *class* acquired *(treasury shares* of that *class* should not be taken into account when calculating percentage)

File No. 82-34962

			N/A
11.	Number of *shares*, debentures or financial instruments relating to *shares* disposed N/A	12.	Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage) N/A
13.	Price per *share* or value of transaction N/A	14.	Date and place of transaction N/A
15.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) N/A	16.	Date issuer informed of transaction N/A
17.	Date of grant 17 JULY 2006	18.	Period during which or date on which it can be exercised 17 JULY 2009 – 16 JULY 2016
19	Total amount paid (if any) for the grant of the option NIL	20.	Description of *shares* or debentures involved (*class* and number) 21,053 ORDINARY SHARES OF 10 PENCE EACH
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise GBP 1.04 PER ORDINARY SHARE	22.	Total number of *shares* or debentures over which options held following notification 104,764
23.	Any additional information	24.	Name of contact and telephone number for queries JANE SMITHARD, 01635 565492

END

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File No. 82-34962

Regulatory Announcement


RECEIVED
2006 AUG 10 P 2:29
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

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Free annual report

Company	Micro Focus International plc
TIDM	MCRO
Headline	Director/PDMR Shareholding
Released	17:35 18-Jul-06
Number	3993G

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

1.	Name of the *issuer* MICRO FOCUS INTERNATIONAL PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) NOTIFICATION RELATES TO A DISCLOSURE MADE IN ACCORDANCE WITH DR 3.1.4R(1)(a)
3.	Name *of person discharging managerial responsibilities/director* MR MARK HAYNIE	4.	State whether notification relates to *a person* connected with *a person discharging managerial responsibilities/director* named in 3 and identify the *connected person* N/A
5.	Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest NOTIFICATION RELATES TO THE PERSON DISCHARGING MANAGERIAL RESPONSIBILITIES NAMED IN 3 ABOVE	6.	Description of *shares* (including *class),* debentures or derivatives or financial instruments relating to *shares* GRANT OF OPTION UNDER THE MICRO FOCUS INTERNATIONAL PLC INCENTIVE PLAN 2005
7.	Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them N/A	8	*State* the nature of the transaction N/A
9.	Number of *shares,* debentures or financial instruments relating to *shares* acquired N/A	10.	Percentage of issued *class* acquired *(treasury shares* of that *class* should not be taken into account when calculating percentage)

File No. 82-34962

			N/A
11.	Number of *shares*, debentures or financial instruments relating to *shares* disposed N/A	12.	Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage) N/A
13.	Price per *share* or value of transaction N/A	14.	Date and place of transaction N/A
15.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) N/A	16.	Date issuer informed of transaction N/A
17.	Date of grant 17 JULY 2006	18.	Period during which or date on which it can be exercised 17 JULY 2009 – 16 JULY 2016
19	Total amount paid (if any) for the grant of the option NIL	20.	Description of *shares* or debentures involved (*class* and number) 20,000 ORDINARY SHARES OF 10 PENCE EACH
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise GBP 1.04 PER ORDINARY SHARE	22.	Total number of *shares* or debentures over which options held following notification 57,161
23.	Any additional information	24.	Name of contact and telephone number for queries JANE SMITHARD, 01635 565492

END

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Company	Micro Focus International plc
TIDM	MCRO
Headline	Director/PDMR Shareholding
Released	17:43 18-Jul-06
Number	3999G

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

1.	Name of the *issuer* MICRO FOCUS INTERNATIONAL PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) NOTIFICATION RELATES TO A DISCLOSURE MADE IN ACCORDANCE WITH DR 3.1.4R(1)(a)
3.	Name *of person discharging managerial responsibilities/director* MRS SAMANTHA BECKWITH	4.	State whether notification relates to *a person* connected with *a person discharging managerial responsibilities/director* named in 3 and identify the *connected person* N/A
5.	Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest NOTIFICATION RELATES TO THE PERSON DISCHARGING MANAGERIAL RESPONSIBILITIES NAMED IN 3 ABOVE	6.	Description of *shares* (including *class),* debentures or derivatives or financial instruments relating to *shares* GRANT OF OPTION UNDER THE MICRO FOCUS INTERNATIONAL PLC INCENTIVE PLAN 2005
7.	Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them N/A	8	*State* the nature of the transaction N/A
9.	Number of *shares,* debentures or financial instruments relating to *shares* acquired N/A	10.	Percentage of issued *class* acquired *(treasury shares* of that *class* should not be taken into account when calculating percentage)

File No. 82-34962

			N/A
11.	Number of *shares*, debentures or financial instruments relating to *shares* disposed N/A	12.	Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage) N/A
13.	Price per *share* or value of transaction N/A	14.	Date and place of transaction N/A
15.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) N/A	16.	Date issuer informed of transaction N/A
17.	Date of grant 17 JULY 2006	18.	Period during which or date on which it can be exercised 17 JULY 2009 – 16 JULY 2016
19	Total amount paid (if any) for the grant of the option NIL	20.	Description of *shares* or debentures involved (*class* and number) 20,000 ORDINARY SHARES OF 10 PENCE EACH
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise GBP 1.04 PER ORDINARY SHARE	22.	Total number of *shares* or debentures over which options held following notification 88,086
23.	Any additional information	24.	Name of contact and telephone number for queries JANE SMITHARD, 01635 565492

END

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Company	Micro Focus International plc
TIDM	MCRO
Headline	Director/PDMR Shareholding
Released	17:45 18-Jul-06
Number	4001G

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

1.	Name of the *issuer* MICRO FOCUS INTERNATIONAL PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) NOTIFICATION RELATES TO A DISCLOSURE MADE IN ACCORDANCE WITH DR 3.1.4R(1)(a)
3.	Name *of person discharging managerial responsibilities/director* MR STUART MCGILL	4.	State whether notification relates to *a person* connected with *a person discharging managerial responsibilities/director* named in 3 and identify the *connected person* N/A
5.	Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest NOTIFICATION RELATES TO THE PERSON DISCHARGING MANAGERIAL RESPONSIBILITIES NAMED IN 3 ABOVE	6.	Description of *shares* (including *class),* debentures or derivatives or financial instruments relating to *shares* GRANT OF OPTION UNDER THE MICRO FOCUS INTERNATIONAL PLC INCENTIVE PLAN 2005
7.	Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them N/A	8	*State* the nature of the transaction N/A
9.	Number of *shares,* debentures or financial instruments relating to *shares* acquired N/A	10.	Percentage of issued *class* acquired *(treasury shares* of that *class* should not be taken into account when calculating percentage)

File No. 82-34962

			N/A
11.	Number of *shares*, debentures or financial instruments relating to *shares* disposed N/A	12.	Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage) N/A
13.	Price per *share* or value of transaction N/A	14.	Date and place of transaction N/A
15.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) N/A	16.	Date issuer informed of transaction N/A
17.	Date of grant 17 JULY 2006	18.	Period during which or date on which it can be exercised 17 JULY 2009 – 16 JULY 2016
19	Total amount paid (if any) for the grant of the option NIL	20.	Description of *shares* or debentures involved (*class* and number) 50,000 ORDINARY SHARES OF 10 PENCE EACH
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise GBP 1.04 PER ORDINARY SHARE	22.	Total number of *shares* or debentures over which options held following notification 75,911
23.	Any additional information	24.	Name of contact and telephone number for queries JANE SMITHARD, 01635 565492

END

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Company	Micro Focus International plc
TIDM	MCRO
Headline	Director/PDMR Shareholding
Released	18:23 18-Jul-06
Number	4033G

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

1.	Name of the *issuer* MICRO FOCUS INTERNATIONAL PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) NOTIFICATION RELATES TO A DISCLOSURE MADE IN ACCORDANCE WITH DR 3.1.4R(1)(a) AND (b)
3.	Name *of director* MR NICHOLAS BRAY	4.	State whether notification relates to *a person* connected with *a person discharging managerial responsibilities/director* named in 3 and identify the *connected person* N/A
5.	Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest NOTIFICATION RELATES TO THE DIRECTOR NAMED IN 3 ABOVE	6.	Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares* AWARD OF OPTION UNDER THE MICRO FOCUS INTERNATIONAL PLC INCENTIVE PLAN 2005
7.	Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them N/A	8	*State* the nature of the transaction N/A
9.	Number of *shares*, debentures or financial instruments relating to *shares* acquired N/A	10.	Percentage of issued *class* acquired *(treasury shares* of that *class* should not be taken into account when calculating percentage)

File No. 82-34962

			N/A
11.	Number of *shares*, debentures or financial instruments relating to *shares* disposed N/A	12.	Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage) N/A
13.	Price per *share* or value of transaction N/A	14.	Date and place of transaction N/A
15.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) N/A	16.	Date issuer informed of transaction N/A
17.	Date of grant 17 JULY 2006	18.	Period during which or date on which it can be exercised SHARES WILL BE GRANTED 17 JULY 2009
19	Total amount paid (if any) for the grant of the option NIL	20.	Description of *shares* or debentures involved (*class* and number) 20,000 ORDINARY SHARES OF 10 PENCE EACH
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise NIL	22.	Total number of *shares* or debentures over which options held following notification 532,955 ORDINARY SHARES
23.	Any additional information NONE	24.	Name of contact and telephone number for queries JANE SMITHARD, 01635 565492

END

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Company	Micro Focus International plc
TIDM	MCRO
Headline	EGM Circular & Meeting Notice
Released	16:32 20-Jul-06
Number	5241G

20 July 2006

Micro Focus International plc

Circular relating to Proposed New All-Employee Share Incentive Arrangements, the Proposed amendment to the Micro Focus International plc Incentive Plan 2005 and Notice of Extraordinary General Meeting.

Copies of the above have been submitted to the UKLA and will shortly be available for inspection at the UKLA's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London

END

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Company	Micro Focus International plc
TIDM	MCRO
Headline	Appointment of COO
Released	07:00 24-Jul-06
Number	5930G

24 July 2006: embargoed for 7.00am

Micro Focus appoints Mike Shinya as Chief Operating Officer

Micro Focus International plc ("Micro Focus", "the Company" or "the Group", LSE: MCRO.L) announces the appointment of Mike Shinya as its Chief Operating Officer ("COO"), with immediate effect. As COO, Mr Shinya becomes a member of the Executive Management Team.

Mike Shinya, 48, has spent his career in senior management positions in software and services, both in the UK and overseas. Having spent the early part of his career at IBM, he moved to Oracle as a senior sales director and subsequently joined Baan, the enterprise software business, where he was President of Worldwide operations.

From 2001, Mike Shinya was Chief Executive Officer of Sherwood International plc, the software and services business listed on the London Stock Exchange, until it was acquired by SunGard Corporation in 2003.

Commenting on the appointment, Stephen Kelly, Chief Executive of Micro Focus, said:

"We are delighted to welcome Mike Shinya to the business who brings with him extensive experience in the sector across all geographies, especially North America, Europe and Asia. His appointment marks a further important step in building a world-class management team to drive alignment and operational excellence."

Enquiries:

Micro Focus — **Tel: +44 (0)1635 32646**
Stephen Kelly, Chief Executive Officer
Nick Bray, Chief Financial Officer

Financial Dynamics — **Tel: +44 (0)20 7831 3113**
Giles Sanderson
Harriet Keen
Haya Chelhot

END

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Media Contacts:

Glenn R. Boyet	Dan Chappell or Sam Kane
Micro Focus	Brands2Life
(610)263-3518	+44 20 7592 1200
Glenn.Boyet@microfocus.com	microfocus@brands2life.com

MICRO FOCUS APPOINTS MIKE SHINYA AS CHIEF OPERATING OFFICER

NEWBURY, England and **ROCKVILLE ,** Md., July 24, 2006 - Micro Focus International plc (Micro Focus®; LSE: MCRO), a **leading provider of legacy development and deployment software for enterprise platforms**, today announces the appointment of Mike Shinya as chief operating officer (COO). In this newly created position, Mr. Shinya will be responsible for driving sales growth as well as the branding and marketing of Micro Focus' products and services. As COO, Mr. Shinya becomes a member of Micro Focus' executive management team.

Mr. Shinya joins Micro Focus with extensive experience in the software and services sector both in the UK and overseas. He was chief executive officer of Sherwood International, plc from 2001 until its acquisition by SunGard Corporation in 2003. Having spent the early part of his career at IBM, he moved to Oracle as a senior sales director and subsequently joined Baan, the enterprise software business, where he was president of worldwide operations.

"We are delighted to welcome Mike Shinya to the business who brings with him extensive experience in the sector across all geographies, especially North America, Europe and Asia," said Stephen Kelly, chief executive officer, Micro Focus. "His appointment marks a further important step in building a world-class management team to drive alignment and operational excellence."

"I am excited to be joining Micro Focus at such a crucial time in its evolution," said Mr. Shinya. "I look forward to continuing Micro Focus' tradition of providing customers best-in-class solutions for application modernization."

Micro Focus - Unlocking the Value of Legacy™

Micro Focus is a leading provider of legacy development and deployment software for enterprise platforms. Micro Focus enables organizations to reduce costs and increase agility with minimal risk by reusing their legacy applications with contemporary architectures and Web services. Founded in 1976, Micro Focus is a global company with principal offices in the United Kingdom, United States, Germany and Japan. For more information, visit www.microfocus.com.

###

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Company	Micro Focus International plc
TIDM	MCRO
Headline	Director/PDMR Shareholding
Released	16:27 24-Jul-06
Number	6523G

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

1.	Name of the *issuer* MICRO FOCUS INTERNATIONAL PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) NOTIFICATION RELATES TO A DISCLOSURE MADE IN ACCORDANCE WITH DR 3.1.4R(1)(a)
3.	Name *of person discharging managerial responsibilities/director* MR MICHAEL SHINYA	4.	State whether notification relates to *a person* connected with *a person discharging managerial responsibilities/director* named in 3 and identify the *connected person* NO
5.	Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest NOTIFICATION RELATES TO THE PERSON DISCHARGING MANAGERIAL RESPONSIBILITIES NAMED IN 3 ABOVE	6.	Description of *shares* (including *class),* debentures or derivatives or financial instruments relating to *shares* ORDINARY SHARES OF 10 PENCE EACH
7.	Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them MR MICHAEL SHINYA	8	*State* the nature of the transaction PURCHASE OF SHARES
9.	Number of *shares,* debentures or financial instruments relating to *shares* acquired 261,194 ORDINARY SHARES	10.	Percentage of issued *class* acquired *(treasury shares* of that *class* should not be taken into account when calculating percentage)

File No. 82-34962

			0.13%
11.	Number of *shares*, debentures or financial instruments relating to *shares* disposed Nil	12.	Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage) Nil
13.	Price per *share* or value of transaction 104.5 PENCE PER ORDINARY SHARE	14.	Date and place of transaction 24 JULY 2006, LONDON
15.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) 261,194 ORDINARY SHARES (0.13%)	16.	Date issuer informed of transaction 24 JULY 2006
17.	Additional information NONE	18.	Name of contact and telephone number for queries JANE SMITHARD, 01635 565 492

END

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Company	Micro Focus International plc
TIDM	MCRO
Headline	Result of EGM
Released	07:00 26-Jul-06
Number	7288G

26 July 2006

Micro Focus International plc

Result of EGM

At the Company's Extraordinary General Meeting, held at 4.00pm yesterday in Newbury, all resolutions proposed at the meeting were duly passed as set o

Company Name:	Micro Focus International plc				
Meeting Date:	25th July 2006				
Number of cards (shareholders) at meeting date:	83				
Issued share capital at meeting date:	199,548,693				
Number of votes per share:	1				
Meeting type AGM/EGM:	EGM				
Resolution (No. as noted on proxy form)	**Shares For**	**Shares Discretionary**	**Shares Against**	**Shares Marked As Votes Withheld / Abstentions**	**Poll Yes/No**

1. To approve the Micro Focus Sharesave Plan 2006	163,777,816	Nil	Nil	110	yes
2. To approve the Micro Focus Employee Share Purchase Plan 2006	163,777,816	Nil	Nil	110	yes
3. To approve the amendments to the rules of the Micro Focus Incentive Plan 2005	163,751,776	Nil	Nil	26,150	yes

Enquiries:

Micro Focus — Tel: +44 (0)1635 32646
Nick Bray, Chief Financial Officer

Financial Dynamics — Tel: +44(0)20 7831 3113
Giles Sanderson
Harriet Keen
Haya Chelhot

END

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Company	Micro Focus International plc
TIDM	MCRO
Headline	Director/PDMR Shareholding
Released	15:09 26-Jul-06
Number	7774G

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

1.	Name of the *issuer* MICRO FOCUS INTERNATIONAL PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) NOTIFICATION RELATES TO A DISCLOSURE MADE IN ACCORDANCE WITH DR 3.1.4R(1)(a)
3.	Name *of person discharging managerial responsibilities/director* MR MIKE SHINYA	4.	State whether notification relates to *a person* connected with *a person discharging managerial responsibilities/director* named in 3 and identify the *connected person* N/A
5.	Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest NOTIFICATION RELATES TO THE PERSON DISCHARGING MANAGERIAL RESPONSIBILITIES NAMED IN 3 ABOVE	6.	Description of *shares* (including *class),* debentures or derivatives or financial instruments relating to *shares* GRANT OF OPTION UNDER THE MICRO FOCUS INTERNATIONAL PLC INCENTIVE PLAN 2005
7.	Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them N/A	8	*State* the nature of the transaction N/A
9.	Number of *shares,* debentures or financial instruments relating to *shares* acquired N/A	10.	Percentage of issued *class* acquired *(treasury shares* of that *class* should not be taken into account when calculating percentage)

File No. 82-34962

			N/A
11.	Number of *shares*, debentures or financial instruments relating to *shares* disposed N/A	12.	Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage) N/A
13.	Price per *share* or value of transaction N/A	14.	Date and place of transaction N/A
15.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) N/A	16.	Date issuer informed of transaction N/A
17.	Date of grant 25 JULY 2006	18.	Period during which or date on which it can be exercised 25 JULY 2009 – 24 JULY 2016
19	Total amount paid (if any) for the grant of the option NIL	20.	Description of *shares* or debentures involved (*class* and number) 717,703 ORDINARY SHARES OF 10 PENCE EACH
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise GBP 1.045 PER ORDINARY SHARE	22.	Total number of *shares* or debentures over which options held following notification 717,703
23.	Any additional information	24.	Name of contact and telephone number for queries JANE SMITHARD, 01635 565492

END

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Company	Micro Focus International plc
TIDM	MCRO
Headline	Director/PDMR Shareholding
Released	15:10 26-Jul-06
Number	7776G

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

1.	Name of the *issuer* MICRO FOCUS INTERNATIONAL PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) NOTIFICATION RELATES TO A DISCLOSURE MADE IN ACCORDANCE WITH DR 3.1.4R(1)(a)
3.	Name *of director* MR MIKE SHINYA	4.	State whether notification relates to *a person* connected with *a person discharging managerial responsibilities/director* named in 3 and identify the *connected person* N/A
5.	Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest NOTIFICATION RELATES TO THE PERSON DISCHARGING MANAGERIAL RESPONSIBILITIES NAMED IN 3 ABOVE	6.	Description of *shares* (including *class),* debentures or derivatives or financial instruments relating to *shares* AWARD OF OPTION UNDER THE MICRO FOCUS INTERNATIONAL PLC INCENTIVE PLAN 2005
7.	Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them N/A	8	*State* the nature of the transaction N/A
9.	Number of *shares,* debentures or financial instruments relating to *shares* acquired N/A	10.	Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

File No. 82-34962

			N/A
11.	Number of *shares*, debentures or financial instruments relating to *shares* disposed N/A	12.	Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage) N/A
13.	Price per *share* or value of transaction N/A	14.	Date and place of transaction N/A
15.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) N/A	16.	Date issuer informed of transaction N/A
17.	Date of grant 25 JULY 2006	18.	Period during which or date on which it can be exercised SHARES WILL BE GRANTED 24 JULY 2009
19	Total amount paid (if any) for the grant of the option NIL	20.	Description of *shares* or debentures involved (*class* and number) 239,234 ORDINARY SHARES OF 10 PENCE EACH
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise NIL	22.	Total number of *shares* or debentures over which options held following notification 956,937 ORDINARY SHARES
23.	Any additional information NONE	24.	Name of contact and telephone number for queries JANE SMITHARD, 01635 565492

END

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Company	Micro Focus International plc
TIDM	MCRO
Headline	Director/PDMR Shareholding
Released	14:20 27-Jul-06
Number	8400G

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

1.	Name of the *issuer* MICRO FOCUS INTERNATIONAL PLC	2.	State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) NOTIFICATION RELATES TO A DISCLOSURE MADE IN ACCORDANCE WITH DR 3.1.4R(1)(a)
3.	Name *of person discharging managerial responsibilities/director* MR ROBERT EBREY	4.	State whether notification relates to *a person* connected with *a person discharging managerial responsibilities/director* named in 3 and identify the *connected person* NO
5.	Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest NOTIFICATION RELATES TO THE PERSON DISCHARGING MANAGERIAL RESPONSIBILITIES NAMED IN 3 ABOVE	6.	Description of *shares* (including *class),* debentures or derivatives or financial instruments relating to *shares* ORDINARY SHARES OF 10 PENCE EACH
7.	Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them MR ROBERT EBREY	8	*State* the nature of the transaction PURCHASE OF SHARES
9.	Number of *shares,* debentures or financial instruments relating to *shares* acquired 20,000 ORDINARY SHARES	10.	Percentage of issued *class* acquired *(treasury shares* of that *class* should not be taken into account when calculating percentage)

File No. 82-34962

			0.01%
11.	Number of *shares,* debentures or financial instruments relating to *shares* disposed Nil	12.	Percentage of issued *class* disposed *(treasury shares* of that *class* should not be taken into account when calculating percentage) Nil
13.	Price per *share* or value of transaction 106.5 PENCE PER ORDINARY SHARE	14.	Date and place of transaction 26 JULY 2006, LONDON
15.	Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage) 20,000 ORDINARY SHARES (0.01%)	16.	Date issuer informed of transaction 27 JULY 2006
17.	Additional information NONE	18.	Name of contact and telephone number for queries JANE SMITHARD, 01635 565 492

END

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Regulatory Announcement

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Company	Micro Focus International plc
TIDM	MCRO
Headline	Holding(s) in Company
Released	18:36 28-Jul-06
Number	9474G

28 July 2006

Micro Focus International plc

Section 198 notice

Micro Focus International plc (the "Company") received notification on 28 July 2006 from Golden Gate Capital, pursuant to the requirements of section 198 of the Companies Act 1985, that as of close of business on 05 June 2005, each of the following entities had an interest as a legal and beneficial owner of ordinary shares of 10 pence each in the capital of the Company in such proportions as set out below (also expressed as a percentage of the issued share capital of the company at the date of this announcement):

CCG ASSOCIATES A1 LLC	482,654 (0.24%)
CCG ASSOCIATES-QP LLC	5,190,746 (2.6%)
CCG AV LLC SERIES A	1,140,261 (0.57%)
CCG GP FUND LLC	920,833 (0.46%)
CCG GP IRA FUND LLC	1,648,746 (0.83%)
CCG INVESTMENT FUND A1 LP	1,383,342 (0.69%)
CCG INVESTMENTS /BVI/ LP	103,259,575 (51.75%)

END

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Company	Micro Focus International plc
TIDM	MCRO
Headline	Holding(s) in Company
Released	11:14 31-Jul-06
Number	9724G

Micro Focus International plc

Section 198 notice

Micro Focus International plc (the "Company") received notification on 28 July 2006, pursuant to the requirements of section 198 of the Companies Act 1985, that as of the 5th January 2006 Parallax Capital Partners LLC no longer has a notifiable interest in the shares of the Company.

END

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Company	Micro Focus International plc
TIDM	MCRO
Headline	Holding(s) in Company
Released	16:34 01-Aug-06
Number	0822H

Micro Focus International plc

Section 198 notice

Micro Focus International plc (the "Company") received notification on 01 August 2006, pursuant to the requirements of section 198 of the Companies Act 1985, that as of close of business on 19 July 2006, The Goldman Sachs Group, Inc. ("GS Inc") no longer has a disclosable interest in the shares of the Company.

END

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Company	Micro Focus International plc
TIDM	MCRO
Headline	Holding(s) in Company
Released	11:18 02-Aug-06
Number	1190H

Micro Focus International plc

Section 198 notice

Micro Focus International plc (the "Company") received notification on 01 August 2006, pursuant to the requirements of section 198 of the Companies Act 1985, that as of close of business on 31 July 2006, Morgan Stanley Securities Limited ("MSSL") no longer has a notifiable interest in the shares of the Company.

MSSL is a member of the Morgan Stanley group of companies. Those group companies which are direct or indirect holding companies of MSSL are, under the terms of section 203 of the Companies Act 1985, each interested by attribution in any shares which MSSL is interested.

END

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Company	Micro Focus International plc
TIDM	MCRO
Headline	Holding(s) in Company
Released	15:49 02-Aug-06
Number	1566H

Micro Focus International plc

Section 198 Notification

Micro Focus International plc (the "Company") received notification on 02 August 2006 by Fidelity Investments on behalf of FMR Corp. ('FMR") and its direct and indirect subsidiaries (which includes Fidelity Management & Research Company ('FMRCO') and Fidelity Management Trust Company ('FMTC')) and on behalf of Fidelity International Limited ('FIL') and its direct and indirect subsidiaries (which includes Fidelity Investment Services Ltd ('FISL'), Fidelity Gestion ('FIGEST'), Fidelity Investments Advisory (Korea) Limited ('FIA(K)L'), Fidelity Investments Management (Hong Kong) Limited ('FIMHK'), Fidelity Pension Management ('FPM') and Fidelity Investments International ('FII'), pursuant to Section 198 Companies Act 1985 that its interest in the Company is 6,061,833 ordinary shares in the Company ('Shares'), representing 3.04% of the issued share capital of the Company. In addition, this notifiable interest also comprises that of Edward C Johnson 3rd, a principal shareholder of FMR and FIL. The holding is registered as follows:

Nominee/Registered Name	Management Company	Shares Held
JPMorgan, Bournemouth	FISL	5,697,433
JPMorgan, Bournemouth	FII	364,400
Total Ordinary Shares		6,061,833

END

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RECEIVED
2006 AUG 10 P 2:30
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Media Contacts:

Glenn R. Boyet

Micro Focus

(610)263-3518

Glenn.Boyet@microfocus.com

Dan Chappell, Sam Kane

Brands2Life

+44 20 7592 1200

microfocus@brands2life.com

MICRO FOCUS AND OCS SPORT TEE OFF ON THE PRO GOLF TOUR

-- OCS makes saving of £100,000 by retaining core Legacy code --

NEWBURY, England, Aug. 3, 2006- Micro Focus® (LSE.MCRO), a **leading provider of legacy application development and deployment software for enterprise platforms,**today announced that it has successfully worked with OCS Sport, a specialist in software for professional and amateur golf tours, to extend the life of the company's legacy IT systems and provide more efficient web-based scoring and membership management systems to golf tours across the globe. In doing so, OCS is now saving an estimated £100,000 in legacy code rewrite costs.

OCS Sport is part of Offshore Computer Solutions Limited which is based in the Isle of Man and was founded in September 2005 to take over the golf system business unit from Data Processing Network (DPN), who over the previous 20 years had been actively developing software packages solely for professional golf tours.

Following the buy-out from DPN, OCS Sport had the post-acquisition problem faced by companies across the globe of managing a huge amount of data stored over many years in legacy systems, and exploiting the value of this data within a new IT infrastructure. OCS Sport soon understood it had two options to complete this task: either to rewrite all its legacy code that accesses the critical data in a new format or retain the existing code, using modernization technology. OCS Sport realised that this seemingly difficult task was an opportunity to not only leverage and extend the systems that it had inherited from DPN, but also make considerable cost savings, and turned to Micro Focus' legacy extension technology, which allows businesses to extend existing core legacy COBOL systems to a Windows-based platform, as well as other distributed platforms.

Utilizing Micro Focus Net Express® for .NET, OCS was able to develop a Windows interface and move from a character-based application to one that was web-based, meaning

-more-

that now the applications have a modern look and feel, encouraging new customers and enhancing the service to existing ones without losing the performance values inherent in a non-graphical system. The upgraded application is powered through deployment to hardware running Red Hat Linux using Micro Focus Application Server™ for Server Express™.

"With a twenty year development path we inherited some extensive and complex software which we

really did not want to have to rewrite," said Peter Barber, managing director of OCS Sport. "The web-based approach allowed us to retain or reuse 95% of this code, which equates to a massive saving in time and effort, not just with the potential recoding issue but also the knowledge that the code was already tested and bug-free and required little or no further effort in this regard once it was incorporated into the new front-end. This in turn has given us time to explore new markets such as the top-level amateur game which is proving very promising. Since we installed Micro Focus Application Server™ for Server Express™ for application deployment we have had absolutely no problems coping with demand on our public web server, which is used by the tours to publish their scores. During live scoring at some of the major events we may experience 200 hits per second, and the new system is coping superbly."

"We are delighted to help OCS Sport provide a new web-based system to golf enthusiasts by retaining its existing code," said Stuart McGill, vice president of product management and marketing at Micro Focus. "Legacy systems have served as the foundation of companies' IT infrastructures for many years. The example of OCS Sport highlights that there is still plenty of value to be unlocked from within legacy IT and will be for the foreseeable future."

About OCS Sport

OCS Sport is a division of Offshore Computer Solutions Limited, a private limited company registered in the Isle of Man. The company was founded in September 2005 to take over the business previously managed by Data Processing Network (1989) Ltd (DPN) following the retirement of the owners.

It provides top quality, professionally written, computer software to leading golf tours and associations around the world. Formally as DPN, and now as an independent company, it has been involved with the computerisation of golf tour management operations since 1987

when, with the advent of affordable personal and small business computing, the whole

venture became possible. For more information please visit www.ocs-sport.com

Micro Focus - Unlocking the Value of Legacy™

Micro Focus is a leading provider of legacy development and deployment software for enterprise platforms. Micro Focus enables organizations to reduce costs and increase agility with minimal risk by reusing their legacy applications with contemporary architectures and Web services. Founded in 1976, Micro Focus is a global company with principal offices in the United Kingdom, United States, Germany and Japan. For more information, visit www.microfocus.com.

###

NOTE TO EDITORS: You can access the link to the Ladies European Tour website discussed in this release by going to: www.ladieseuropeantour.info

File No. 82-34962

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Company	Micro Focus International plc
TIDM	MCRO
Headline	Holding(s) in Company
Released	10:48 04-Aug-06
Number	2562H

Micro Focus International plc

Section 198 Notification

Micro Focus International plc (the "Company") received notification on 04 August 2006 by Fidelity Investments on behalf of FMR Corp. ('FMR") and its direct and indirect subsidiaries (which includes Fidelity Management & Research Company ('FMRCO') and Fidelity Management Trust Company ('FMTC')) and on behalf of Fidelity International Limited ('FIL') and its direct and indirect subsidiaries (which includes Fidelity Investment Services Ltd ('FISL'), Fidelity Gestion ('FIGEST'), Fidelity Investments Advisory (Korea) Limited ('FIA(K)L'), Fidelity Investments Management (Hong Kong) Limited ('FIMHK'), Fidelity Pension Management ('FPM') and Fidelity Investments International ('FII'), pursuant to Section 198 Companies Act 1985 that its interest in the Company is 9,061,833 ordinary shares in the Company ('Shares'), representing 4.55% of the issued share capital of the Company. In addition, this notifiable interest also comprises that of Edward C Johnson 3rd, a principal shareholder of FMR and FIL. The holding is registered as follows:

Nominee/Registered Name	Management Company	Shares Held
JPMorgan, Bournemouth	FISL	8,514,033
JPMorgan, Bournemouth	FII	547,800
Total Ordinary Shares		9,061,833

END

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Company	Micro Focus International plc
TIDM	MCRO
Headline	Holding(s) in Company
Released	17:07 07-Aug-06
Number	3626H

Micro Focus International plc

Section 198 Notification

Micro Focus International plc (the "Company") received notification on 07 August 2006 by Fidelity Investments on behalf of FMR Corp. ('FMR") and its direct and indirect subsidiaries (which includes Fidelity Management & Research Company ('FMRCO') and Fidelity Management Trust Company ('FMTC')) and on behalf of Fidelity International Limited ('FIL') and its direct and indirect subsidiaries (which includes Fidelity Investment Services Ltd ('FISL'), Fidelity Gestion ('FIGEST'), Fidelity Investments Advisory (Korea) Limited ('FIA(K)L'), Fidelity Investments Management (Hong Kong) Limited ('FIMHK'), Fidelity Pension Management ('FPM') and Fidelity Investments International ('FII'), pursuant to Section 198 Companies Act 1985 that its interest in the Company is 10,860,973 ordinary shares in the Company ('Shares'), representing 5.45% of the issued share capital of the Company. In addition, this notifiable interest also comprises that of Edward C Johnson 3rd, a principal shareholder of FMR and FIL. The holding is registered as follows:

Nominee/Registered Name	Management Company	Shares Held
JPMorgan, Bournemouth	FISL	10,202,073
JPMorgan, Bournemouth	FII	658,900
Total Ordinary Shares		10,860,973

END

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Media Contacts:
Glenn R. Boyet
Micro Focus
(610)263-3518
Glenn.Boyet@microfocus.com

MICRO FOCUS NAMES JIM RILEY SVP FOR NORTH AMERICAN OPERATIONS

ROCKVILLE, Md., Aug. 7, 2006 - Micro Focus International plc (Micro Focus®; LSE: MCRO), a **leading provider of legacy development and deployment software for enterprise platforms**, today announces the appointment of Jim Riley as senior vice president of North American operations. In this newly created position, Mr. Riley will be responsible for all go-to-market activities in the critical North American geography to drive sales growth and brand awareness. Mr. Riley will report directly to Micro Focus' new chief operating officer, Mike Shinya, who joined the company on July 24, 2006.

Mr. Riley joins Micro Focus with more than 22 years of experience in IT sales and sales management. He was most recently vice president of sales for McLean, Va. Based Secure Software, Inc, where he was responsible for worldwide field operations. Mr. Riley also spent 11 years at IBM where he held several regional sales management positions, ultimately responsible for more than 190 field personnel. He has also held positions with Sun Microsystems, Oracle and Data General.

"I am very pleased to bring on Jim Riley to handle our go-to-market efforts in North America, which is a critical region for our continued success," said Mike Shinya, chief operating officer, Micro Focus. "His in-depth experience in the software and services sector, especially with industry-leading blue chip organizations makes him a perfect fit for the future growth strategy for Micro Focus."

"I am delighted to be joining the Micro Focus team at this exciting time in the company's evolution," said Mr. Riley. "The fact that Micro Focus has such a prominent presence in the Fortune 100 and a committed executive team to driving sustained growth is a fantastic opportunity for me personally. I look forward to immediately delivering world-class application development and deployment solutions to our North American customers."

Micro Focus - Unlocking the Value of Legacy™

Micro Focus is a leading provider of legacy development and deployment software for enterprise platforms. Micro Focus enables organizations to reduce costs and increase agility with minimal risk by reusing their legacy applications with contemporary architectures and Web services. Founded in 1976, Micro Focus is a global company with principal offices in the United Kingdom, United States, Germany and Japan. For more information, visit www.microfocus.com.

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